[COMPANY LETTERHEAD]

                    LAWSUIT BY ECO TELECOM LIMITED WITHDRAWN

Moscow and New York (June 14, 2005) -- Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), announced that the Arbitrazh (business) Court of Moscow has accepted the motions by Eco Telecom Limited, a member of the Alfa Group of companies, to withdraw the lawsuit it filed against the Company and three of its directors and, as a result, this case is terminated. In addition, the Company announced that the Arbitrazh (business) Court of Moscow has accepted the motions by a minority shareholder to withdraw two of the lawsuits he initiated relating to a potential acquisition of ZAO "Ukrainskiye Radiosystemy" and as a result, these cases are also terminated. Only one lawsuit initiated by this minority shareholder remains, namely, the Supreme Court review of a decision of the district court of Temruk.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use "K-mobile" and "EXCESS" brands in Kazakhstan. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

This form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the hearing of the Supreme Court on a case initiated by a minority shareholder. There can be no assurance with respect to the outcome of the Supreme Court hearing or that other lawsuits will not be filed. Any such consequences could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                     Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                Financial Dynamics
Tel: 7(095) 974-5888                              Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                  mpolyviou@fd-us.com